Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
Texas Capital Bancshares, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock and our 5.75% Non-Cumulative Perpetual Preferred Stock, Series B.
DESCRIPTION OF CAPITAL STOCK
The following descriptions are summaries of the material terms of our Certificate of Incorporation, as amended, and Amended and Restated Bylaws and include all material information with respect to our capital stock. Reference is made to the more detailed provisions of our Certificate of Incorporation, as amended, and Amended and Restated Bylaws, which are filed as exhibits to this Annual Report on Form 10-K filed on February 9, 2022 and are incorporated by reference herein.
General
Under our certificate of incorporation, as amended, we have authority to issue up to 100.0 million shares of common stock, $0.01 par value per share, and 10.0 million shares of preferred stock, par value $0.01 per share.
Common Stock
Each holder of our common stock is entitled to one vote for each share held on all matters with respect to which the holders of our common stock are entitled to vote. Our common stock has no preemptive or conversion rights and is not subject to redemption. Holders of our common stock are not entitled to cumulative voting in the election of directors. In the event of dissolution or liquidation, after payment of all creditors and payment of liquidation preferences on preferred stock, the holders of our common stock (subject to the prior rights of the holders of any outstanding preferred stock) will be entitled to receive pro rata any assets distributable to stockholders in respect of the number of shares held by them.
The holders of shares of our common stock are entitled to such dividends as our board of directors, in its discretion, may declare out of funds legally available therefor, subject to certain limitations under the Delaware General Corporation Law, or DGCL. We have not paid dividends on our common stock to date, and we do not anticipate paying dividends in the near future. However, the payment of dividends on our common stock is subject to the prior rights of the holders of any preferred stock. Payment of dividends on both our common stock and any preferred stock will be dependent upon, among other things, our earnings and financial condition, our cash flow requirements and the prevailing economic and regulatory climate.
Anti-Takeover Provisions.
Certain provisions of our certificate of incorporation and bylaws could make a merger, tender offer or proxy contest more difficult, even if such events were perceived by many of our stockholders as beneficial to their interests. These provisions are more fully set forth in our Registration Statement on Form 10, as amended, which was filed with the SEC on August 24, 2000, and is incorporated by reference into this prospectus. These provisions include advance notice for nominations of directors and stockholders’ proposals, and authority to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder, defined generally as a person owning 15% or more of a corporation’s outstanding voting stock, from engaging in a business combination with TBCI for three years following the date that person became an interested stockholder unless certain specified conditions are satisfied.
Restrictions on Ownership.
The ability of a third party to acquire us is limited under applicable U.S. banking laws and regulations. The Bank Holding Company Act, or BHC Act, requires any bank holding company (as defined therein) to obtain the approval of the Board of Governors of the Federal Reserve prior to acquiring, directly or indirectly, 5% or more of our outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve approval before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A holder of 25% or more of our outstanding voting common stock, other than an individual, is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding voting common stock.
Listing.
Our common stock is listed on the Nasdaq Global Select Market.
Transfer Agent and Registrar.
The transfer agent and registrar for our common stock is Computershare Investor Services LLC.
Preferred Stock
Our board of directors is authorized to designate and issue shares of preferred stock in one or more series. Subject to the provisions of our certificate of incorporation and limitations prescribed by law and the rules of the Nasdaq Global Select Market, if applicable, our board of directors has the discretion to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.
If we offer to sell preferred stock, we will file with the SEC the certificate of designation setting forth the terms of the preferred stock and the prospectus supplement relating to that offering will include a description of the specific terms of the preferred stock, including:
•the series, the number of shares offered and the liquidation value of the preferred stock;
•the price at which the preferred stock will be issued;
•the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;
•the liquidation preference of the preferred stock;
•the voting rights of the preferred stock;
•whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;
•whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and
•any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.
It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific terms of the preferred stock. However, these effects might include:
•restricting dividends on the common stock;
•diluting the voting power of the common stock;
•impairing the liquidation rights of the common stock; and
•delaying or preventing a change in control of our company.
In March 2021 we issued 300,000 shares of 5.75% Preferred having a liquidation preference of $300.0 million. Holders of 5.75% Preferred do not have voting rights, except with respect to the right to elect two directors upon non-payment of dividends for six or more quarterly dividend periods, authorizing or increasing the authorized amount of senior stock, certain changes in the terms of the 5.75% Preferred, and as otherwise required by applicable law. The 5.75% Preferred ranks senior to our common stock and each other class or series of our capital stock that ranks junior to the 5.75% Preferred as to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up. In addition, we intend to treat the 5.75% Preferred as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy guidelines and regulations of the Federal Reserve applicable to us. There is a risk that we will not be entitled to treat the full liquidation preference amount of all shares of the 5.75%

Preferred then outstanding as Additional Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines and regulations of the Federal Reserve then in effect and applicable, for as long as any share of the 5.75% Preferred is outstanding. Subject to certain exceptions, under regulations currently applicable to us, we may not redeem any shares of the 5.75% Preferred without obtaining the prior approval of the Federal Reserve.
A dividend period for the 5.75% Preferred is the period from and including a dividend payment date to but excluding the next dividend payment date.
During any dividend period, so long as any share of 5.75% Preferred remains outstanding and except as otherwise provided below, (i) no dividend shall be paid, declared or set aside for any payment on and no distribution shall be declared, made or set aside on our common stock or any other class or series of capital stock over which the 5.75% Preferred has preference or priority in the payment of dividends (other than (A) a dividend payable solely in stock that ranks junior to the 5.75% Preferred with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding-up or (B) any dividend in connection with the implementation of a stockholders' rights plan or the redemption or repurchase of any rights under any such plan) and (ii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any stock that ranks junior to the 5.75% Preferred or any stock that ranks on a parity with the 5.75% Preferred nor shall any shares of stock that ranks junior to the 5.75% Preferred be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, unless full dividends on all outstanding shares of the 5.75% Preferred for the most recently completed quarterly dividend period have been declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set apart for such payment) and any prior redemption requirements with respect to shares of the 5.75% Preferred have been complied with.
The limitations on dividends and other distributions described in the paragraph above do not apply to the following examples (see the certificate of designation for additional exclusions):
•redemptions, purchases or other acquisitions of shares of common stock or any other class or series of capital stock over which the 5.75% Preferred has preference or priority in the payment of dividends in connection with the administration of any employee benefit plan in the ordinary course of business;
•any dividends or distributions of rights or common stock or any other class or series of capital stock over which the 5.75% Preferred has preference or priority in the payment of dividends in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan;
•the acquisition by us or any of our subsidiaries of record ownership in common stock or any other class or series of capital stock over which the 5.75% Preferred has preference or priority or is in parity with in the payment of dividends for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians; and
•the exchange or conversion of common stock for or into other capital stock that is junior to the 5.75% Preferred and the payment of cash solely in lieu of fractional shares.
Subject to the restrictions described in the certificate of designation, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by our board of directors or a duly authorized committee of the board, may be declared and paid on our common stock and other stock ranking equally with or junior to the 5.75% Preferred from time to time out of any assets legally available for such payment in amounts permitted by applicable regulatory authorities, and the holders of the 5.75% Preferred will not be entitled to participate in any such dividends.
So long as any shares of 5.75% Preferred are outstanding, the vote or consent of the holders of at least 66 2/3% of the then-outstanding shares of 5.75% Preferred, voting separately as a single class, shall be necessary for effecting or validating:
•any amendment or alteration of our certificate of incorporation to authorize the amount of, or issue, any shares of a class or series of our capital stock ranking prior to the 5.75% Preferred in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of TCBI, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;
•any amendment, alteration or repeal of any provision of our certificate of incorporation to materially and adversely affect the powers, preferences, privileges or rights of the 5.75% Preferred, taken as a whole (subject to certain exceptions); or

•any consummation of (x) a binding share exchange or reclassification involving the 5.75% Preferred, or (y) a merger or consolidation of TCBI with or into another entity (whether or not a corporation), unless in each case (A) the shares of 5.75% Preferred remain outstanding or, in the case of any such merger or consolidation with respect to which TCBI is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parents and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the 5.75% Preferred.
The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of 5.75% Preferred have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.